Exhibit 12

September 16, 2011

Thrivent Mutual Funds, on behalf of

Thrivent Partner Worldwide Allocation Fund

Thrivent Partner International Stock Fund

625 Fourth Avenue South

Minneapolis, Minnesota 55415

Re:	Acquisition by Thrivent Partner Worldwide Allocation Fund, a series of Thrivent Mutual Funds, of the assets of Thrivent Partner International Stock Fund, another series of Thrivent Mutual Funds

Ladies and Gentlemen:

We have acted as counsel to Thrivent Mutual Funds, a Massachusetts business trust (the “Trust”), in connection with the proposed acquisition (the “Reorganization”) by Thrivent Partner Worldwide Allocation Fund (the “Acquiring Fund”), a series of the Trust, of all of the assets of Thrivent Partner International Stock Fund (the “Target Fund” and together with the Acquiring Fund, the “Funds,” and each, a “Fund”), another series of the Trust, pursuant to the Reorganization Agreement (the “Plan”)1 described in the prospectus/proxy statement (the “Registration Statement”) filed on Form N-14 with the Securities and Exchange Commission (the “SEC”) on June 29, 2011 under the Securities Act of 1933, as amended (the “Securities Act”). You have requested our opinions as to certain federal income tax consequences of the Reorganization.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering our opinions. We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements relating to the Trust and each Fund set forth in the Plan and the Registration Statement and certain representations set forth below that have been confirmed to us in a representation letter from the Trust, given for itself and on behalf of each Fund, dated as of the date hereof for our use in rendering the opinions set forth herein. We have assumed that such statements, representations, and warranties are true, correct, complete, and not breached and will continue to be so through the Closing Date, that no actions that are inconsistent with such statements, representations, and warranties will be taken, and that all representations, statements, and warranties made to “the best knowledge of” any person or with similar qualification are and will be true, correct and complete as if made without such

[1]	Capitalized terms used herein and not otherwise defined shall have the meanings given them (or defined by reference) in the Plan.

qualification. We have also assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to the original documents of all documents submitted to us as copies, (iv) the authority and capacity of the individual or individuals who executed any such documents on behalf of any person, (v) the conformity to the final documents of all documents submitted to us as drafts, and (vi) the accuracy and completeness of all records made available to us. In addition, we have assumed that (A) the Reorganization will be consummated in accordance with the Plan, (B) the Trust will comply with all reporting obligations with respect to the Reorganization required under the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, and (C) the Plan is valid and binding in accordance with its terms.

The discussion and conclusions set forth below are based upon the Code, the Treasury Regulations and existing administrative and judicial interpretations thereof, all of which are subject to change. Therefore, no assurance can be given that the federal income tax consequences described below will not be altered in the future, and we do not assume responsibility to provide notice or advice to any person or entity regarding any such changes or altered tax consequences.

I.	Background.

The Trust is a Massachusetts business trust and is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and such registration has not been revoked or rescinded. Each Fund is a separate diversified series of the Trust, duly organized in accordance with the applicable provisions of the Declaration of Trust. Thrivent Asset Management, LLC (the “Adviser”) is the investment adviser for each Fund.

Each Fund’s investment objective is to seek long-term capital growth. While the Target Fund invests primarily in large-cap growth and large-cap value stocks of issuers in developed markets throughout the world, the Acquiring Fund has a broader investment focus and invests primarily in equity and debt issuers in developed and emerging markets throughout the world. The Target Fund seeks to achieve its objective by investing substantially all of its assets in stocks outside the U.S. and to diversify broadly among developed and emerging countries throughout the world. Normally, at least 80% of the Target Fund’s net assets (plus the amount of any borrowing for investment purposes) are invested in stocks. While stocks may be purchased without regard to a company’s market capitalization, the Target Fund’s focus typically has been on large and, to a lesser extent, medium-sized companies.

The Adviser has selected two subadvisers, Mercator Asset Management, LP (“Mercator”) and Principal Global Investors, LLC (“Principal”), with differing management styles to subadvise the Target Fund. Mercator’s investment focus is international large-cap value assets and, to a lesser extent, emerging markets equity assets, and Principal’s investment focus is international large-cap growth assets. Each subadviser acts and invests independently of the other and uses its own methodology for selecting stocks. The Target Fund’s assets are allocated generally on an equal basis between Mercator and Principal. Mercator has served as a subadviser for the Target Fund since 2004. Principal has served as a subadviser for the Target Fund since February of 2007.

The Acquiring Fund seeks to achieve its objective by investing primarily in equity and debt securities of issuers throughout the world. The Acquiring Fund seeks to diversify its portfolio broadly among developed and emerging countries and among multiple asset classes. The equity securities in which the Acquiring Fund invests may include common stock, preferred stock, securities convertible into common stock, or securities or other instruments the price of which is linked to the value of common stock.

The Adviser makes asset allocation decisions among the various asset classes of the Acquiring Fund, identified below, and has selected a subadviser to manage each such class. The Adviser has engaged Mercator, Principal, Aberdeen Asset Management Investment Services Limited (“Aberdeen”), Victory Capital Management Inc. (“Victory”), and Goldman Sachs Asset Management, L.P. (“Goldman”) as investment subadvisers for the Acquiring Fund. These subadvisers have managed assets of the Acquiring Fund since the Fund’s inception on February 29, 2008. The subadvisers invest independently of one another and use their own methodologies for selecting assets. The Adviser generally makes the following allocations among the broad asset classes listed below:

International large-cap growth	0-45%
International large-cap value	0-45%
Emerging markets equity	0-30%
International small- and mid-cap equities	0-30%
Emerging markets debt	0-30%
U.S. securities	0-20%

Mercator manages the international large-cap value assets but also manages, to a lesser extent, emerging markets equity assets; Principal manages the international large-cap growth assets; Aberdeen also manages the emerging markets equity assets; Victory manages the international small- and mid-cap assets; Goldman manages the emerging markets debt assets; and the Adviser directly manages the assets allocated to U.S. securities. The Fund’s actual holdings in each broad asset category may be outside the applicable allocation range from time to time due to differing investment performances among asset classes.

In addition, each Fund may take temporary defensive positions in portfolio securities that are inconsistent with such Fund’s principal investment strategies.

II.	The Plan of Reorganization.

Subject to the terms and conditions set forth in the Plan, the Target Fund will transfer all of its assets and will assign all of its liabilities to the Acquiring Fund, in exchange for Class A and Institutional Class shares of beneficial interest, par value $0.01 per share, of the Acquiring Fund (collectively, the “Acquisition Shares”). The net asset value of the Acquisition Shares and the value of the assets and liabilities of the Target Fund to be transferred and assumed, respectively, shall be determined as of the Closing Date using the valuation procedures set forth in the then-current prospectus and statement of additional information of the Acquiring Fund. At or prior to the Closing, the Target Fund will declare and pay a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Target

Fund’s shareholders all of its investment company taxable income (computed without regard to any deduction for dividends paid under Section 852(b)(2)(D)), realized net capital gain (after reduction for any available capital loss carryforward) and net tax-exempt income, if any, for all taxable years ending at or prior to the Closing.

At the Closing, the Target Fund will make a liquidating distribution of the Acquisition Shares to the shareholders of the Target Fund, each shareholder receiving Acquisition Shares equal to the pro rata portion of the Target Fund shares held by such shareholder immediately before the Closing. Immediately thereafter (or as promptly as practicable), the Target Fund will dissolve under the applicable state law. Such distribution and liquidation will be accompanied by the establishment of an open account on the share records of the Acquiring Fund in the name of each shareholder of the Target Fund and representing the respective pro rata number of Acquisition Shares due such shareholder. After the Reorganization, the Acquiring Fund will continue to operate with the investment objective and investment policies outlined above.

The Board of Trustees of the Trust, including those trustees who are not “interested persons” as defined in the 1940 Act, has determined that the interests of existing shareholders of the Target Fund will not be diluted as a result of the transactions contemplated by the Reorganization and that the Reorganization would be in the best interests of the shareholders of the Target Fund. The Board of Trustees of the Trust has reached similar conclusions with respect to the Acquiring Fund and has also approved the Reorganization with respect to the Acquiring Fund.

III.	Representations.

The following representations with respect to the Reorganization have been made by the Trust, on behalf of itself and the Acquiring Fund and/or the Target Fund, as applicable:

1. The Trust is a Massachusetts business trust and is registered as an open-end management investment company under the 1940 Act, and such registration has not been revoked or rescinded. Each Fund is a separate series of the Trust, duly organized in accordance with the applicable provisions of the Declaration of Trust. The Acquiring Fund and the Target Fund each has qualified as a separate corporation for federal income tax purposes under Section 851(g) of the Code in each taxable year and will qualify as such as of and, in the case of the Acquiring Fund, following the Closing. The Trust either (i) was in existence prior to January 1, 1997 or (ii) has elected to be classified as an association taxable as a corporation, effective on or before the Closing Date, pursuant to Treasury Regulations Section 301.7701-3.

2. Each of the Acquiring Fund and the Target Fund has elected to be a regulated investment company under Section 851 of the Code, has qualified as such for each taxable year and will qualify to be treated as such as of and, in the case of the Acquiring Fund, following the Closing. In order (i) to ensure continued qualification of the Target Fund as a regulated investment company for federal income tax purposes through the Closing Date and (ii) to eliminate any federal income and excise tax liability of the Target Fund arising by reason of undistributed investment company taxable income, net capital gain or tax-exempt income, if any, the Target Fund has declared or will declare and will pay to its shareholders of record on or prior to the Closing Date a dividend or dividends that, together with all previous such dividends, shall have the effect of distributing (A) all of the investment company taxable income (computed without regard to any deduction for dividends paid under Section 852(b)(2)(D) of the Code), (B) all of the net capital gain (after reduction for any available capital loss carryforward) and (C) all of the net tax-exempt income, as determined under Section 852(a)(1)(B) of the Code, if any, of the Target Fund for all taxable years ending at or prior to the Closing.

3. The Reorganization serves genuine and legitimate non-tax business purposes which collectively are the principal motivation for the Reorganization.

4. The fair market value of the Class A and Institutional Class shares of beneficial interest, par value $0.01 per share, of the Acquiring Fund (collectively, the “Acquisition Shares”) to be received by the Target Fund shareholders in the Reorganization will be equal to the fair market value of the Target Fund stock surrendered in the exchange. The Acquisition Shares and other shares of the Acquiring Fund referred to in this letter are voting shares of the Acquiring Fund.

5. All of the outstanding common shares of beneficial interest of the Target Fund have been duly authorized and are validly issued, fully paid and non-assessable and not subject to dissenters’ or appraisal rights. The consideration paid by the Acquiring Fund to the shareholders of the Target Fund in connection with the Reorganization will consist solely of Acquisition Shares.

6. The Acquiring Fund currently does not have any plan or intention to issue additional shares of its stock following the Reorganization, other than in the ordinary course of the Acquiring Fund’s business as a series of an open-end investment company registered under the 1940 Act.

7. At the time of the Reorganization, the Target Fund will not have outstanding warrants, options, convertible securities, or any other type of right by which any person could acquire interests in the Target Fund.

8. There is no plan or intention by the Acquiring Fund or any person related (as defined in Treasury Regulations Section 1.368-1(e)(4)) to the Acquiring Fund to acquire or redeem, with consideration other than Acquiring Fund shares, any of the Acquisition Shares issued in the Reorganization either directly or through any transaction, agreement, or arrangement with any other person, other than redemptions in the ordinary course of the Acquiring Fund’s business as a series of an open-end investment company as required by section 22(e) of the 1940 Act.

9. During the five-year period ending on the Closing Date, neither the Target Fund nor any person related (as defined in Treasury Regulations Section 1.368-1(e)(4) determined without regard to Treasury Regulations Section 1.368-1(e)(4)(i)(A)) to the Target Fund will have directly or through any transaction, agreement, or arrangement with any other person, (i) acquired shares of the Target Fund with consideration other than Acquiring Fund shares or shares of the Target Fund, except for redemptions in the ordinary course of the Target Fund’s business as a series of an open-end investment company as required by Section 22(e) of the 1940 Act or (ii) made distributions with respect to shares of the Target Fund, except for (A)

distributions described in Sections 852 or 4982 of the Code and (B) additional distributions, to the extent such distributions do not exceed fifty percent (50%) of the value (computed without giving effect to such distributions) of the proprietary interests in the Target Fund as of the Closing Date.

10. Neither the Acquiring Fund nor any person related (as defined in Treasury Regulations Section 1.368-1(e)(4)) to the Acquiring Fund will have acquired directly or through any transaction, agreement or arrangement with any other person, shares of the Target Fund with consideration other than Acquiring Fund shares.

11. To the best knowledge of the management of the Trust, there is no plan or intention by the Target Fund shareholders to sell, exchange or otherwise dispose in connection with the Reorganization of a number of the Acquisition Shares received in the Reorganization that would reduce the Target Fund shareholders’ ownership of the Acquisition Shares to a number of shares that is less that 50% of the Acquisition Shares received by them in the Reorganization.

12. The Acquiring Fund will acquire at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by the Target Fund immediately prior to the Reorganization. For purposes of this representation, amounts, if any, paid by or on behalf of the Target Fund for reorganization expenses, amounts, if any, paid by the Target Fund to shareholders who receive cash or other property and all redemptions and distributions made by the Target Fund immediately preceding or in contemplation of the Reorganization (except for dividends paid in the ordinary course of business) will be included as assets of the Target Fund immediately prior to the Reorganization. However, assets distributed in connection with (i) regular distributions and redemptions occurring in the ordinary course of the Target Fund’s business as a series of an open-end investment company and (ii) distributions made to shareholders of the Target Fund prior to the Reorganization in order to pay out all or substantially all of the Target Fund’s (A) investment company taxable income (computed without regard to any deduction for dividends paid under Section 852(b)(2)(D) of the Code), (B) net capital gain (after reduction for any capital loss carryover) and (C) net tax-exempt income will be excluded.

13. Immediately after the Closing, the Target Fund will, in pursuance of the Plan, distribute the Acquisition Shares it receives in the Reorganization and its other assets, if any, and thereupon will cancel all of its issued and outstanding shares.

14. The Acquiring Fund is in the same line of business as the Target Fund preceding the Reorganization for purposes of Section 1.368-1(d)(2) of the Treasury Regulations. Following the Reorganization, the Acquiring Fund will continue such line of business and will have no plan or intention to change such line of business. Neither the Acquiring Fund nor the Target Fund has entered into such line of business as part of the plan of reorganization, within the meaning of Section 368(a) of the Code. To the best knowledge of management of the Trust, on the date of the Reorganization (but taking into account any dispositions of the Target Fund’s assets planned or contemplated as part of the plan of reorganization, whether any such dispositions are effective before or after the Closing), at least 33 1/3% of the Target Fund’s historic portfolio assets will meet the investment objectives, strategies, policies, risks and restrictions of the Acquiring Fund. The Target Fund has not altered its portfolio in connection with the Reorganization to meet this 33 1/3% threshold. The Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks and restrictions after the Reorganization.

15. The Acquiring Fund has no plan or intention to sell or otherwise dispose of any of the assets of the Target Fund acquired in the Reorganization, except for (i) dispositions made in the ordinary course of business and (ii) other dispositions, provided that, on the date of the Reorganization, assuming any such planned or intended post-Reorganization disposition had already occurred, at least 33 1/3% of the Target Fund’s historic portfolio assets will meet the investment objectives, strategies, policies, risks and restrictions of the Acquiring Fund.

16. As of the Closing, there will be no intercompany indebtedness existing between the Acquiring Fund and the Target Fund.

17. The expenses incurred in connection with entering into and carrying out the provisions of the Plan will be borne by the Adviser (or an affiliate thereof) and/or the Target Fund. All such expenses will be solely and directly related to the Reorganization. No cash will be transferred from the Acquiring Fund to the Target Fund for the purpose of paying any reorganization expenses of the Target Fund. The shareholders of the Target Fund and the Acquiring Fund will pay their own expenses, if any, incurred in connection with the Reorganization.

18. As of the Closing, the Acquiring Fund does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any shares of the Target Fund.

19. The liabilities of the Target Fund to be assumed by the Acquiring Fund and the liabilities to which the transferred assets of the Target Fund will be subject at the effective time of the Reorganization, if any, were incurred by the Target Fund in the ordinary course of business and are associated with the assets being transferred.

20. The fair market value of the assets of the Target Fund to be transferred to the Acquiring Fund equals or exceeds the sum of the liabilities to be assumed by the Acquiring Fund plus the amount of liabilities, if any, to which the transferred assets will be subject.

21. The Target Fund is not under the jurisdiction of any court in a Title 11 case, a receivership or a foreclosure, or a similar proceeding in a federal or state court. Immediately after the Reorganization, the Acquiring Fund will not be under the jurisdiction of any court in a Title 11 case, a receivership or a foreclosure, or a similar proceeding in a federal or state court.

22. The Target Fund has not distributed and will not distribute to its shareholders in pursuance of the Plan any “appreciated property” within the meaning of Section 361(c)(2) of the Code.

23. None of the Trust, the Acquiring Fund or the Target Fund will take any position on any federal, state or local income or franchise tax return, or take any tax reporting position, that is inconsistent with the treatment of the Reorganization as a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code, unless otherwise required by a “determination” (as defined by Section 1313(a)(1) of the Code) or by a change in law after the date hereof.

24. The facts relating to the Reorganization described in the Plan and the prospectus/proxy statement filed on Form N-14 with the Securities and Exchange Commission under the Securities Act on June 29, 2011 are true, correct and complete in all material respects. The Plan represents the entire understanding of the Trust with respect to the Reorganization. The Reorganization will be consummated in compliance with the terms and conditions of the Plan, and there is no plan or intention to waive or modify any such term or condition. After the Reorganization, both the Target Fund and the Acquiring Fund will comply with the record-keeping and information-filing requirements of Treasury Regulations Section 1.368-3.

Any inaccuracy in, or breach of, any of the aforementioned statements, representations, warranties and assumptions or any change after the date hereof in applicable law could adversely affect our opinions.

IV.	Opinions.

Based upon and subject to the foregoing, as well as the limitations set forth below, it is our opinion with respect to the Reorganization that, under presently applicable federal income tax law:

(i) the Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Target Fund and the Acquiring Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(ii) under Section 361 of the Code, no gain or loss will be recognized by the Target Fund upon the transfer of its Assets to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the Target Fund’s Liabilities, or upon the distribution of Acquiring Fund shares by the Target Fund to its shareholders in liquidation;

(iii) under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon receipt of the assets transferred to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities of the Target Fund;

(iv) under Section 362(b) of the Code, the Acquiring Fund’s tax basis in the assets that the Acquiring Fund receives from the Target Fund will be the same as the Target Fund’s tax basis in such assets immediately prior to such exchange;

(v) under Section 1223(2) of the Code, the Acquiring Fund’s holding periods in such assets will include the Target Fund’s holding periods in such assets;

(vi) under Section 354 of the Code, no gain or loss will be recognized by shareholders of the Target Fund on the distribution of Acquiring Fund shares to them in exchange for their shares of the Target Fund;

(vii) under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund shares that the Target Fund’s shareholders receive in exchange for their Target Fund shares will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

(viii) under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Acquiring Fund shares received in the Reorganization will be determined by including the holding period for the Target Fund shares exchanged therefor, provided that the shareholder held the Target Fund shares as a capital asset on the date of the exchange; and

(ix) under Section 381 of the Code, the Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Section 381, 382, 383 and 384 of the Code and the Treasury regulations thereunder.

*     *     *

No opinion is expressed as to any matter not specifically addressed above. Also, no opinion is expressed as to the tax consequences of any of the transactions under any foreign, state, or local tax law. Moreover, you should recognize that our opinions are not binding on the Internal Revenue Service (the “Service”), that the Service may disagree with the opinions expressed herein, and that although we believe that our opinions would be sustained if challenged, there can be no assurances to that effect. No ruling has been (or will be) sought from the Service as to the federal income tax consequences of any aspect of the Reorganization.

This opinion letter has been issued to and may be relied upon solely by the addressees hereof in connection with the consummation of the transactions contemplated by the Plan and may not be relied upon by any other person or used for any other purpose without our prior written consent.

We hereby consent to filing a form of this opinion as an exhibit to the Registration Statement and the references to our firm, and the discussion of this opinion, in the Registration Statement under the headings “Material Federal Income Tax Consequences of the Reorganization.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC.

Very truly yours,

/s/ Goodwin Procter LLP
GOODWIN PROCTER LLP